FRAN STOLLER Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

October 7, 2011

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coronado Biosciences, Inc. Registration Statement on Form S-1 File No. 333-177041

Dear Mr. Reidler:

On behalf of our client, Coronado Biosciences, Inc., a Delaware corporation, we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”).

Amendment No. 1 is being filed to respond to the comment set forth in the Staff’s letter dated October 6, 2011.

Comment Number	Response

Description of Private Placements
1.	Please revise the registration statement to clearly discuss the facts and circumstances of the private placement transactions through which each of the selling stockholders acquired the shares being registered in the resale transaction covered by the registration statement.
The “Selling Stockholders” section on page 68 of Amendment No. 1 has been expanded to include a description of each of the private placement transactions through which the selling stockholders acquired the shares being registered for resale pursuant to the registration statement.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or David Levine at (212) 407-4923.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner